Exhibit 10

This AGREEMENT, dated as of October 25, 2009 (the "<u>Agreement</u>"), is by and among Legg Mason, Inc., a Maryland corporation (the "<u>Company</u>"), and the other entities and persons signatory hereto (collectively, the "<u>Investors</u>").

WHEREAS, the Board of Directors of the Company (the "<u>Board</u>") intends to (1) increase the size of the Board from thirteen (13) to fourteen (14) members and (2) appoint Nelson Peltz as a director to fill the newly created vacancy, with a term expiring in 2010;

WHEREAS, at the Company's 2010 annual meeting of shareholders, the Board intends to nominate Mr. Peltz for election as a member of the Board with a term expiring at the Company's 2013 annual meeting of shareholders, and recommend that the shareholders of the Company vote to elect him as a director of the Company;

WHEREAS, the Investors economically own (as defined below) the interests in Common Stock, $0.10 par value, of the Company (the "<u>Common Stock</u>") specified on Schedule A of this Agreement; and

WHEREAS, the Investors support the election of the new director to the Board;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
REPRESENTATIONS

Section 1.1 <u>Authority; Binding Agreement.</u> (a) The Company hereby represents that this Agreement and the performance by the Company of its obligations hereunder (i) has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (ii) does not require the approval of the shareholders of the Company and (iii) does not and will not violate any law, any order of any court or other agency of government, the Articles of Incorporation of the Company, as amended and supplemented, or the By-laws of the Company, as amended and restated, or any stock exchange rule or regulation, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

(b)Each of the Investors represents and warrants that this Agreement and the performance by such Investor of its obligations hereunder (i) has been duly authorized, executed and delivered by such Investor, and is a valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, (ii) does not require approval by any owners or holders of any equity interest in such Investor (except as has already been obtained) and (iii) does not and will not violate any law, any order of any court or other agency of government, the charter or other organizational documents of such Investor, as amended, or any provision of any agreement or other instrument to which such Investor or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such agreement or instrument.

Section 1.2 Interests in Common Stock. The Investors hereby represent and warrant that, as of the date hereof, they and their Affiliates (as such term is hereinafter defined) are, collectively, the "economic owners" (as such term is hereinafter defined) of such number of shares of Common Stock as are accurately and completely set forth (including, without limitation, as to the form of ownership) on Schedule A, and none of the Investors or any of their Affiliates economically own any other securities of the Company. During the Standstill Period, Trian Fund Management, L.P. ("TFM"), on behalf of the Investors, shall promptly (and in any event within three business days) notify the Company in writing upon the Investors (a) first beneficially owning, in the aggregate, the Minimum Percentage of shares of Common Stock, which notice shall identify each of the entities owning any shares of Common Stock and the number of shares beneficially owned by such entity, (b) ceasing to beneficially own, in the aggregate, the Minimum Percentage of shares of Common Stock and (c) becoming the economic owners, in the aggregate, of more than 9.9% of the then outstanding shares of Common Stock. At any time during the Standstill Period in which (a) the Investors beneficially own, in the aggregate, at least the Minimum Percentage of shares of Common Stock and (b) the Investors no longer report on Schedule 13D with the Securities and Exchange Commission (the "SEC") the Investors' beneficial ownership of Common Stock, TFM, on behalf of the Investors shall, upon request of the Company (which request shall not be made more than once during any quarterly period), promptly (and no later than five business days after the request is made) provide the Company with a written report specifying the number of shares of Common Stock beneficially owned, in the aggregate, by the Investors as of the close of business on the date immediately preceding such request.

Section 1.3 Defined Terms. For purposes of this Agreement:

(a) Except as provided in Section 2.7 hereof, the term "Affiliate" has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but shall not include any entity whose equity securities are registered under the Exchange Act (or are publicly traded in a foreign jurisdiction), solely by reason of the fact that a principal of any of the Investors serves as a member of its board of directors or similar governing body, unless the Investors or their Affiliates otherwise control such entity (as the term "control" is defined in Rule 12b-2 promulgated by the SEC under the Exchange Act). For purposes of this Agreement, the Investors, on the one hand, and the Company, on the other, shall not be deemed to be affiliates of each other.

(b) The terms "beneficial owner" and "beneficially own" shall have the same meanings as set forth in Rule 13d-3 ("Rule 13d-3") promulgated by the SEC under the Exchange Act. The terms "economic owner" and "economically own" shall have the same meanings as "beneficial owner" and "beneficially own," except that a person will also be deemed to economically own and to be the economic owner of (i) all shares of Common Stock which such person has the right to acquire pursuant to the exercise of any rights in connection with any securities or any agreement, regardless of when such rights may be exercised and whether they are conditional, and (ii) all shares of Common Stock in which such person has any economic interest, including, without limitation, pursuant to a cash settled call option or other derivative security, contract or instrument in any way related to the price of shares of Common Stock.

(c) The "Standstill Period" means the period from the date of this Agreement through the earlier of (w) the date that is 60 days prior to the first day of the notice period specified in the advance notice provision applicable to the Company's 2013 annual meeting of shareholders (whether pursuant to applicable law or regulation or the Company's Articles of Incorporation or By-laws, each as may hereafter be amended), (x) March 31, 2012, if the Director Designee has delivered to the Company a notice of resignation from the Board not less than 30 days prior to such date (in which case, if there are then less than 30 days remaining in the advance notice period for the Company's 2012 annual meeting of shareholders, the Board shall waive the advance notice provision in the Company's By-laws until April 30, 2012 so as to permit the Investors to nominate one or more or a slate of directors at the Company's 2012 annual meeting of shareholders), (y) that date that is 30 days after the date that the Director Designee has delivered to the Company a notice of resignation from the Board if such date of delivery is subsequent to March 1, 2012 and (z) if the Company shall have materially breached this Agreement and shall not have cured such breach within 15 days following written notice from the Investors describing such breach in reasonable detail, the date on or after such 15 day period on which the Investors have provided the Company written notice of the termination of the Standstill Period; provided, however, that the Investors may terminate the Standstill Period at any time by written notice to the Company in the event that (a) a Non-Election Date occurs, (b) the Director Designee is removed from the Board (for the avoidance of doubt, not including any resignation required hereunder), or (c)(i) the Director Designee is unable to serve as a director of the Company as a result of his death or incapacity and (ii) the Company and the Investors fail to agree on a replacement, or the Board fails to appoint such agreed replacement to the Board, within 90 days following the date that he ceased to be a director of the Company (in the event that a replacement is agreed and appointed pursuant to the foregoing subclauses (a) or (c), references to the applicable former director in Section 2.1(a), Section 2.1(b) and Section 2.1(c) shall be deemed to be references to such replacement). The Company and the Investors agree that each of Peter W. May and Edward P. Garden shall be an acceptable replacement for the Director Designee.

(d) "Non-Election Date" means (i) the 45th day following the Company's 2010 annual meeting of shareholders if (x) the Director Designee (or any agreed upon replacement) is not elected at the Company's 2010 annual meeting of shareholders, and (y) the Director Designee or any replacement agreed upon by the Company and the Investors has not been appointed to the Board with a term expiring at the Company's 2013 annual meeting of shareholders, (ii) the 45th day following the Company's 2011 annual meeting of shareholders if (x) applicable law requires the Director Designee (or any agreed upon replacement) to be elected by shareholders at the Company's 2011 annual meeting of shareholders in order for the Director Designee (or any agreed upon replacement) to complete his term expiring at the Company's 2013 annual meeting of shareholders, (y) the Director Designee (or any agreed upon replacement) is not elected at the Company's 2011 annual meeting of shareholders, and (z) the Director Designee or any replacement agreed upon by the Company and the Investors has not been appointed to the Board with a term expiring at the Company's 2013 annual meeting of shareholders, or (iii) the 45th day following the Company's 2012 annual meeting of shareholders if (x) applicable law requires the Director Designee (or any agreed upon replacement) to be elected by shareholders at the

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Company's 2012 annual meeting of shareholders in order for the Director Designee (or any agreed upon replacement) to complete his term expiring at the Company's 2013 annual meeting of shareholders, (y) the Director Designee (or any agreed upon replacement) is not elected at the Company's 2012 annual meeting of shareholders, and (z) the Director Designee or any replacement agreed upon by the Company and the Investors has not been appointed to the Board with a term expiring at the Company's 2013 annual meeting of shareholders. A failure to elect or appoint the Director Designee (or any agreed upon replacement) in accordance with the terms of this Agreement shall not result in a "Non-Election Date" to the extent resulting solely from the refusal of the Director Designee (or any agreed upon replacement) to serve.

(e) "Extraordinary Matter" means (x) any merger, consolidation, share exchange, recapitalization, or other business combination, in each case as a result of which the holders of the Common Stock of the Company immediately prior to the consummation of such transaction would cease to own at least a majority of the outstanding shares of common stock of the resulting company (or, if such resulting company is a subsidiary, then the ultimate parent company) or (y) any liquidation, dissolution or sale of all or substantially all of the assets of the Company, in each case referred to in (x) or (y) that is subject to Company shareholder approval.

(f) "Physical Shares" means shares beneficially owned by the Investors as to which the Investors directly or indirectly have voting and investment power and which are held either of record by the Investors or through a broker, dealer, agent, custodian or other nominee who is the holder of record of such shares. For the avoidance of doubt, it is understood that (i) "Physical Shares" shall not include shares beneficially owned by the Investors solely as a result of the operation of (x) clauses (i) and (ii) of Section 1.3(b) hereof or (y) Rule 13d-3(d)(1)(i)(A)-(B), and (ii) the fact that shares are held in a margin account or are pledged as collateral pursuant to customary loan documentation shall not result in such shares not being considered Physical Shares unless and until such shares are liquidated pursuant to a margin call or otherwise foreclosed upon by the applicable broker, lender or other third party.

ARTICLE II
COVENANTS

Section 2.1 Director. (a) As promptly as practicable following the date of this Agreement, the Board shall (i) increase the size of the Board from thirteen (13) to fourteen (14) directors, (ii) appoint Nelson Peltz as a director of the Company with a term expiring at the Company's 2010 annual meeting (the "Director Designee") and (iii) appoint the Director Designee to serve on the Nominating and Corporate Governance Committee of the Board. The Director Designee shall be entitled to serve as a member of the Nominating and Corporate Governance Committee of the Board (or any committee performing such functions) at all times that the Director Designee shall serve as a member of the Board, subject to the Director Designee satisfying and continuing to satisfy applicable New York Stock Exchange requirements and other applicable law. By entering into this Agreement, the Director Designee (including any agreed upon replacement) hereby agrees to resign as a member of the Board on the first date on which both (x) either (I) the Standstill Period has terminated, or (II) the Investors do not beneficially own, for a period of 30 consecutive days, Physical Shares of Common Stock equal to at least 5.0% of the outstanding shares of Common Stock calculated as provided in the last sentence of Section 2.5 hereof (the "Minimum Percentage") (each of the foregoing (I) and (II), a "Triggering Event") and (y) five days have elapsed since the Triggering Event and the Board (acting directly rather than by committee) has requested in writing the Director Designee's resignation, in which case the resignation shall take effect at the time the Board has delivered such request to the Director Designee and the Investors. The Director Designee also agrees to resign in accordance with Section 3.1(b) under the circumstances specified therein. For the avoidance of doubt, the Company may at any time or from time to time increase or decrease the size of the Board and/or change its composition, provided that such increase or decrease may not affect the tenure of the Director Designee.

(b) The Company agrees that, provided that the Standstill Period has not terminated, the Board will:

> (1) at the 2010 annual meeting of shareholders, nominate the Director Designee (other than in the case of his refusal or inability to serve), together with the other persons included in the Company's slate of nominees for election as director at such 2010 annual meeting, as a director of the Company, with a term expiring at the Company's 2013 annual meeting; and
>
> (2) recommend that the shareholders of the Company vote to elect the Director Designee as a director of the Company at the 2010 annual meeting of shareholders.

(c) The Company shall use all reasonable best efforts (which shall include the solicitation of proxies) to ensure that the Director Designee is elected at the 2010 annual meeting of shareholders.

Section 2.2 Voting Provisions. During the Standstill Period, the Investors, together with their respective Affiliates, will cause all shares of Common Stock for which they have the right to vote to be present for quorum purposes and to be voted at any meeting of shareholders or at any adjournments or postponements thereof, (x) in favor of each director nominated and recommended by the Board for election at any such meeting and (y) against any shareholder nominations for director which are not approved and recommended by the Board for election at any such meeting.

Section 2.3 Actions by the Investors. Each of the Investors agrees that, during the Standstill Period, neither it nor any of its Affiliates will, unless specifically requested or authorized in writing by a resolution of the Board, directly or indirectly:

(a) purchase or cause to be purchased or otherwise acquire or agree to acquire economic ownership of (i) any Common Stock, if in any such case, immediately after the taking of such action the Investors, together with their respective Affiliates, would, in the aggregate, economically own more than 9.9% of the then outstanding shares of Common Stock (the parties agree that (A) it shall not be a breach of this Agreement if the Investors inadvertently economically own more than such 9.9% if as soon as practicable the Investors divest themselves of economic ownership of sufficient shares so that they cease to economically own more than 9.9% of the then outstanding shares of Common Stock, (B) it shall not be a breach of this Section 2.3(a) if the Investors' economic ownership of shares exceeds such 9.9% limitation solely as a result of share purchases, reverse share splits or other actions taken by the Company that by reducing the number of shares outstanding cause the Investors' economic ownership to exceed such 9.9% limitation, so long as the Investors' economic ownership shall not increase thereafter (except solely as a result of further corporate actions taken by the Company), unless and until the Investors' economic ownership before and after such subsequent increase does not exceed such 9.9% limitation, and (C) for purposes of any calculation under this Section 2.3(a), the number of outstanding shares of Common Stock then outstanding shall be the number as of the latest date set forth in the Company's most recently filed Quarterly Report on Form 10-Q or Form 10-K or, if more recently filed, Form 8-K, or (ii) any other securities issued by the Company;

(b) form, join in or in any other way participate in a "partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy solicitation on behalf of the Board), other than solely with other Investors or one or more Affiliates of an Investor with respect to the shares of Common Stock acquired in compliance with paragraph (a) above or to the extent such a group may be deemed to result with the Company or any of its Affiliates as a result of this Agreement;

(c) solicit proxies or written consents of shareholders, or conduct any binding or nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any "solicitation" of any "proxy" within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act (but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv) from the definition of "solicitation") to vote any shares of Common Stock with respect to any matter, or become a participant in any contested solicitation for the election of directors with respect to the Company (as such terms are defined or used in the Exchange Act and the Rules promulgated thereunder), other than solicitations or acting as a participant in support of the voting obligations of the Investors and their Affiliates pursuant to Section 2.2;

(d) seek to call, or to request the call of, or call a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal (whether pursuant to Rule 14a-8 under the Exchange Act or otherwise) at any meeting of the shareholders of the Company, or make a request for a list of the Company's shareholders, or seek election to the Board, seek to place a representative on the Board or seek the removal of any director from the Board, or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company;

(e) effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings whether or not legally enforceable with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in, (i) any acquisition of any securities (or economic ownership thereof as defined herein), or any material assets or businesses, of the Company or any of its subsidiaries, except purchases of Common Stock pursuant to the limits specified in paragraph (a) above, (ii) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving the Company or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, disposition, dissolution or other

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extraordinary transaction with respect to the Company or any of its subsidiaries or any material portion of its or their businesses;

(f) publicly disclose, or cause or facilitate the public disclosure (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Sections 2.2 or 2.3, or otherwise (i) seek in any manner to obtain any waiver, or consent under, or any amendment of, any provision of this Agreement or (ii) bring any action or otherwise act to contest the validity of Section 2.2 or 2.3 or seek a release from the restrictions or obligations contained in Section 2.2 or 2.3;

(g) make or issue or cause to be made or issued any public disclosure, announcement or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) (i) in support of any solicitation described in paragraph (c) above (other than solicitations on behalf of the Board), (ii) in support of any matter described in paragraph (d) above, (iii) concerning any potential matter described in paragraph (e) above or (iv) negatively commenting upon the Company, including the Company's corporate strategy, business, corporate activities or management; or

(h) enter into any discussions, negotiations, agreements or understandings with any person or entity with respect to the foregoing, advise, assist, encourage, support or seek to persuade others to take any action with respect to any of the foregoing, or act in concert with others or as part of a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any of the foregoing.

In the event the Company has announced or entered into a binding agreement providing for, or has recommended that its shareholders support, an Extraordinary Matter, the provisions of this Section 2.3 shall not operate to prevent the Investors from proposing or taking any actions in furtherance of or consummating a competing Extraordinary Matter, but all of the other provisions of this Agreement shall continue in full force and effect.

Notwithstanding anything herein to the contrary, nothing in this Section 2.3 shall be deemed to in any way restrict or limit (a) the Director Designee from, in his capacity as a member of the Board, confidentially expressing or advocating for his views to other members of the Board or during Board meetings or (b) the Investors' ability to (i) discuss any matter confidentially with the Company, the Board or any of its members, or (ii) vote their shares of Common Stock on any matter brought before the shareholders of the Company in any manner that they choose, other than as expressly provided in Section 2.2 above, (iii) sell any shares of Common Stock, including, without limitation, pursuant to a Company or third-party tender offer or exchange offer, or (iv) communicate, on a confidential basis, with attorneys, accountants or financial advisers (excluding any such advisor who has taken, takes or is expected by the Investors to take any action that if taken by the Investors would violate this Section 2.3).

Section 2.4 <u>Additional Preparations by the Investors.</u> As of the date of this Agreement, the Investors are not engaged in any discussions or negotiations and do not have any agreements or understandings, whether or not legally enforceable, concerning the acquisition of economic ownership of any Common Stock, other than with investors or potential investors in funds and accounts managed or to be managed by TFM or an Affiliate thereof.

Section 2.5 Ownership Commitment. The Investors will use their commercially reasonable efforts (taking into account fiduciary duties, legal obligations and requirements, the Company's Insider Trading Policy, economic and financial conditions, market and trading prices and conditions and other relevant matters) to cause the Investors and their Affiliates (a) by or before December 31, 2009, to beneficially own an aggregate amount of shares of Common Stock equal to at least 6.0% of the Company's outstanding shares of Common Stock and (b) by or before April 30, 2010, to beneficially own an aggregate amount of shares of Common Stock equal to at least 8.0% of the Company's outstanding shares of Common Stock. For purposes of any calculation of the Minimum Percentage and under this Section 2.5, the number of the Company's outstanding shares of Common Stock shall be the lesser of (A) 161,261,167 and (B) that number of shares set forth as outstanding in any filing of the Company made with the SEC after the date of this Agreement under the Exchange Act or the Securities Act of 1933, as amended.

Section 2.6 Publicity. Promptly after the execution of this Agreement, the Company and the Investors will issue a joint press release in the form attached hereto as Schedule B (the "Joint Press Release").

Section 2.7 Maryland Law (a) The Company covenants and agrees that if the Company shall repurchase shares of Common Stock, effect a reverse stock split or otherwise take any action that, by reducing the number of shares outstanding, would, solely as a result of such stock repurchase, stock split or Company action, increase the beneficial ownership of the Investors and its Affiliates to greater than 9.9% (each of the foregoing Company actions, a "Share Reducing Action"), the Company and/or the Board shall take all action necessary such that, solely as a result of such Share Reducing Action (or any successive Share Reduction Action), none of the Investors and/or their Affiliates and/or Associates (as such terms are defined in the Maryland Business Combination Act (Title 3, Subtitle 6 of the Maryland General Corporation Law)) will become an "interested stockholder" (as that term is defined in the Maryland Business Combination Act), such Board action to remain in effect until such time, if any, as the Investors and/or their Affiliates acquire beneficial ownership of any additional shares of Common Stock (other than solely as a result of further Share Reducing Actions) at a time when the Investors and their Affiliates otherwise have or would have as a result of such acquisition beneficial ownership of more than 9.9% of the then outstanding shares of Common Stock. Any action taken by the Company or the Board pursuant to this Section 2.7(a), and the obligations of the Company or the Board pursuant to this Section 2.7(a), shall survive the termination of this Agreement.

(b) The Company agrees that if during the Standstill Period it shall adopt any anti-takeover measure, including, without limitation, a shareholder rights plan, board resolution or a by-law amendment that would have an anti-takeover effect (including opting into the provisions in 3-803 to 3-805 of the Maryland General Corporation Law), it shall provide that such action will not prevent the Investors and/or their Affiliates from taking any actions that would not otherwise be prohibited during the Standstill Period by this Agreement.

Section 2.8 Other Directorships. The Company acknowledges that the Director Designee currently sits on the Boards of Directors of three other public companies. The Company represents and warrants to the Investors that the Nominating and Corporate Governance Committee and the Board have taken all action necessary to approve the Director Designee serving on the Boards of Directors of the Company and such other three public companies upon his appointment to the Board and have adopted such resolutions and taken such other actions as are necessary for the Board to permit, without the prior consent of the Nominating and Corporate Governance Committee or the Board notwithstanding the Company's policy relating to service on multiple public company boards of directors, the Director Designee (or any agreed upon replacement) to serve on up to six public company Boards of Directors at any one time (including the Board) at any time that the Director Designee shall serve on the Board and to provide that such resolution shall remain in full force and effect at all times during the Standstill Period.

Section 2.9. <u>Economic Ownership of Shares</u>. The Company acknowledges that the acquisition by the Investors of economic ownership of shares of Common Stock through privately negotiated back-to-back call and put transactions pursuant to which, simultaneously with the purchase of each call option, the Investors also sell a put option for the same number of shares of Common Stock and which may, at the option of the Investors, be settled in shares of Common Stock, or any similar transaction that results in the Investors economically owning the equivalent of shares of Common Stock, cash settled call options or other derivative securities, contracts or instruments related to the price of shares of Common Stock, will not violate, or result in the breach of, any of the Company's policies applicable to directors of the Company, including without limitation, in the Policies and Procedures Regarding Acquisitions and Dispositions of Legg Mason Securities. For the avoidance of doubt, the foregoing does not apply with respect to and is not a waiver of the Company's policies relating to trading windows, reporting, insider trading, short sales or pre-clearance.

ARTICLE III
OTHER PROVISIONS

Section 3.1 <u>Specific Performance; Remedies.</u> (a) Each party hereto hereby acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof (other than the terms of Section 2.5 hereof) in the Chancery Court of the State of Delaware or if such court does not accept jurisdiction then any state or federal court in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.

(b) Notwithstanding any other section in this Agreement and without limiting any other remedies the Company may have in law or equity, in the event that the Investors shall have materially breached this Agreement and shall not have cured such breach within 15 days following written notice describing such breach in reasonable detail from the Company, the

Director Designee shall, upon the written request of the Board, resign as a member of the Board, such resignation to be effective as of the time the Board has delivered such request to the Director Designee and the Investors.

(c) Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in the Chancery Court of the State of Delaware, or if such court does not accept jurisdiction then any federal court in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York (and the parties agree not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 3.3 will be effective service of process for any such action, suit or proceeding brought against any party in any such court. Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chancery Court of the State of Delaware or if such court does not accept jurisdiction then the federal courts in the State of Delaware, or, if such courts do not accept jurisdiction then any state or federal court in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

Section 3.2 Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

Section 3.3 Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

if to the Company:

Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
Facsimile: (410) 454-4607
Attention: Corporate Secretary

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile: (212) 403-2000
Attention: Daniel A. Neff
            Nicholas G. Demmo

if to the Investors:

> c/o Trian Fund Management, L.P.
> 280 Park Avenue, 41st Floor
> New York, New York 10017
> Facsimile: (212) 451-3216
> Attention: Brian L. Schorr, Chief Legal Officer

Section 3.4 <u>Governing Law.</u> This Agreement and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the parties, and/or the interpretation and enforcement of the rights and duties of the parties shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof.

Section 3.5 <u>Further Assurances.</u> Each party agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other parties in order to effectuate fully the purposes, terms and conditions of this Agreement.

Section 3.6 <u>Third-Party Beneficiaries.</u> This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, and nothing in this Agreement (other than Section 2.7 hereof) is intended to confer on any person other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 3.7 <u>Counterparts; Miscellaneous.</u> This Agreement may be executed and delivered (including by facsimile transmission or .pdf format) in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The headings used herein are for convenience only and the parties agree that such headings are not to be construed to be part of this Agreement or to be used in determining the meaning or interpretation of this Agreement. Unless the context otherwise requires, whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the neuter or feminine gender and vice versa.

Section 3.8 <u>Interpretation.</u>   Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

LEGG MASON, INC.

By: /s/ Mark R. Fetting
Name: Mark R. Fetting
Title: Chief Executive Officer

/s/ Nelson Peltz
Nelson Peltz

/s/ Peter W. May
Peter W. May

/s/ Edward P. Garden
Edward P. Garden

TRIAN PARTNERS GP, L.P.
By: Trian Partners General Partner, LLC,
its General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS, L.P.
By: Trian Partners GP, L.P., its General Partner
By: Trian Partners General Partner, LLC,
its General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN SPV (SUB) V, L.P.
By: Trian Partners GP, L.P., its General Partner
By: Trian Partners General Partner, LLC,
ots General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its General Partner
By: Trian Partners General Partner, LLC,
its General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By: Trian Partners Parallel Fund I General Partner,
LLC, its General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

TRIAN FUND MANAGEMENT, L.P.
By: Trian Fund Management GP, LLC,
its General Partner

By: /s/ Edward P. Garden
Name: Edward P. Garden
Title: Member

The Investors beneficially own, in the aggregate, 6,946,756 shares of Common Stock. The Investors that own such shares and the number of shares that they beneficially own are set forth below.

Investor	Shares of Common Stock
Trian Partners Master Fund, L.P.	3,842,239
Trian Partners, L.P.	1,393,987
Trian Partners Parallel Fund I, L.P.	134,846
Trian SPV (SUB) V, L.P.	1,575,684

For Immediate Release

Investor Relations:
Alan Magleby
410-454-5246

Media:
Mary Athridge
212-805-6035

Legg Mason To Elect Nelson Peltz to Board of Directors

Baltimore, Maryland – October 26, 2009 – Legg Mason, Inc. (NYSE: LM) announced today that Nelson Peltz, Chief Executive Officer and a founding partner of Trian Fund Management, L.P., ("Trian Partners") will be elected to the Company's Board of Directors, expanding the Board to 14 members, including 13 independent directors. He will be elected on Tuesday, October 27, 2009.

Mark R. Fetting, Legg Mason's Chairman and Chief Executive Officer, said, "We welcome Nelson, whose firm is a significant investor in Legg Mason, as the newest member of our Board of Directors. We look forward to benefiting from his insights and experience as we work together to build greater value for our clients and our shareholders."

Mr. Peltz commented, "Over the past several months, my colleagues and I have been engaged in constructive dialogue with Mark Fetting and other members of the Legg Mason management team. We share their view that Legg Mason's recent strategic initiatives are improving the Company's operating performance and I look forward to contributing as a Board member and working with the management team and the Board to help this great company achieve its full potential."

Mr. Peltz also serves as a director of H. J. Heinz Company, is non-executive Chairman of the Board of Wendy's/Arby's Group, Inc. (formerly Triarc Companies, Inc.) and is Chairman of the Board of Trian Acquisition I Corp. From April 1993 through June 2007, he served as Chairman and Chief Executive Officer of Triarc, which during that period of time owned Arby's Restaurant Group, Inc. and the Snapple Beverage Group, as well as other consumer and industrial businesses.

The addition of Mr. Peltz to the Board reflects an agreement between Legg Mason and Trian Fund Management, L.P., certain funds managed by it and certain of its affiliates. In addition, pursuant to the agreement, Trian Partners has agreed to vote its shares in favor of Legg Mason's director nominees as provided in the agreement and made certain other commitments. The full text of the agreement with Trian Partners is available to the public as an Exhibit to the Form 8-K that the company is filing with the Securities and Exchange Commission.

Trian Partners owns 6,946,756 shares, or approximately 4.3% of Legg Mason's outstanding common stock.

About Legg Mason
Legg Mason is a global asset management firm, with $703 billion in assets under management as of September 30, 2009. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2009.